UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LINE CORPORATION

(Name of Issuer)

Common stock, no par value

(Title of Class of Securities)

53567X101

(CUSIP Number)

NAVER Corporation

6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea

Phone Number: +82-1588-3830

Attention: Mr. Jemin Ryoo

With a copy to:

Sang Jin Han, Esq.

Cleary Gottlieb Steen & Hamilton LLP

19F Ferrum Tower

19, Eulji-ro 5-gil, Jung-gu, Seoul, Korea

Phone Number: +82-2-6353-8030

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d -1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53567X101	13D	Page 2 of 8 pages

1.	Name of reporting person NAVER Corporation
2.	Check the appropriate box if a member of a group (see Instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see Instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Republic of Korea

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 184,756,543 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 184,756,543
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 184,756,543
12.	Check if the aggregate amount in Row (11) excludes certain shares (see Instructions) ☒
13.	Percent of class represented by amount in Row (11) 73.7% (2)
14.	Type of reporting person (see Instructions) CO

(1)	The Issuer’s articles of incorporation provide that 100 shares constitute one “unit” of common stock. A shareholder of record is entitled to one vote per unit (100 shares) of common stock.
(2)	Based on a total of 250,742,685 shares. See Item 5 of this Schedule 13D.

CUSIP No. 53567X101	13D	Page 3 of 8 pages

Explanatory Note

This Amendment No. 1 to Schedule 13D is being filed by NAVER Corporation (“NAVER”) pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D as filed by NAVER with the Securities and Exchange Commission (the “SEC”) on September 14, 2018 (the “Initial Schedule 13D,” and as amended by this Amendment No. 1 to Schedule 13D, this “Schedule 13D”). This Schedule 13D relates to the shares of common stock, no par value (the “Shares”), of LINE Corporation (the “Issuer”). Unless set forth below, all previous Items set forth in the Initial Schedule 13D are unchanged. All capitalized terms used herein that are not defined herein have the meanings for such terms set forth in the Initial Schedule 13D.

Item 2.	Identity and Background

The disclosure in Item 2 of the Initial Schedule 13D is hereby amended and restated as follows:

Schedule A referenced in Item 2 of the Initial Schedule 13D is hereby amended and restated in its entirety and replaced with Schedule A attached hereto, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

The disclosure in Item 3 of the Initial Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

It is currently anticipated that, at the proposed prices for purchase set forth in the Proposal (as defined in Item 4 below), approximately ¥351.4 billion will be required to finance the Proposed Transactions (as defined in Item 4 below), excluding associated costs and expenses. It is anticipated that NAVER and SoftBank Corp., a Japanese corporation listed on the Tokyo Stock Exchange (“SoftBank,” and together with NAVER, the “Bidders”), will each finance the Proposed Transactions with cash on hand, debt or equity capital or a combination thereof.

Item 4.	Purpose of Transaction

The disclosure in Item 4 of the Initial Schedule 13D is hereby amended and restated by replacing the last paragraph thereof with the following:

On November 18, 2019, pursuant to a non-binding memorandum of understanding (the “Shareholders MOU”) by and between NAVER and SoftBank, the Bidders submitted a non-binding letter of intent (the “Proposal”) to the board of directors of the Issuer with a proposal to acquire, directly or indirectly through one or more affiliates, (i) all of the outstanding Shares (including American Depositary Shares, each representing one Share (the “ADSs”)) that are not already owned by NAVER or by the Issuer as treasury shares, (ii) certain share options and (iii) the Regulation S Bonds (collectively, the “LINE Securities”) in a tender offer for cash consideration of ¥5,200 per Share or ADS, ¥1 per share option, ¥6,962,800 per 2023 Regulation S Bond and ¥6,916,000 per 2025 Regulation S Bond (the “Proposed Tender Offer”). If the Bidders are unable to acquire all of the outstanding Shares through the Proposed Tender Offer, they intend to effect a minority squeeze-out through a reverse share split in accordance with Japanese law after the consummation of the Proposed Tender Offer (together with the Proposed Tender Offer, the “Proposed Take-Private Transaction”). NAVER and SoftBank propose to each finance 50% of the cash consideration required for the purchase of the LINE Securities. If the Proposed Take-Private Transaction is completed, the Issuer’s Shares would be delisted from the Tokyo Stock Exchange and the ADSs would be delisted from New York Stock Exchange, and the Issuer’s obligation to file periodic reports under the Exchange Act would terminate. The Issuer would then become a private corporation (the “JV Company”) with NAVER and SoftBank owning, directly or indirectly, all of the shares thereof.

In addition, on November 18, 2019, the Issuer, the Bidders and Z Holdings Corporation, a Japanese corporation listed on the Tokyo Stock Exchange (“Z Holdings,” and together with the Issuer and the Bidders, the “Parties”), entered into a non-binding memorandum of understanding (the “Business Integration MOU”) pursuant to which the Parties have agreed to negotiate in good faith to pursue a series of proposed transactions consisting of (i) the Proposed Take-Private Transaction, (ii) a transfer of all shares of Z Holdings held by SoftBank to the JV Company, (iii) a shareholding adjustment such that post-adjustment, NAVER and SoftBank would each own a 50% interest in the JV Company, (iv) a transfer of the Issuer’s current business operations to a wholly-owned subsidiary of the JV Company (“LINE OpCo”) and a subsequent share exchange transaction resulting in LINE OpCo becoming a wholly-owned subsidiary of Z Holdings (collectively, the “Proposed Transactions”). The structure of each of the Proposed Transactions and their ordering relative to one another are subject to negotiation among the Parties. If the Proposed Transactions are completed, the JV Company would hold a controlling stake in Z Holdings, which would remain listed on the Tokyo Stock Exchange and own all of the current business operations of the Issuer and Z Holdings.

CUSIP No. 53567X101	13D	Page 4 of 8 pages

None of the Parties are obligated to initiate or complete the Proposed Transactions, and a binding commitment with respect to the Proposed Transactions will result only from the execution of definitive agreements in connection with the Proposed Transactions and will be subject to the terms and conditions provided therein. Accordingly, it is possible that the Proposed Transactions may not occur on the terms and conditions described herein or at all.

The description of the Proposal in this Item 4 is qualified in its entirety by reference to the complete text of the Proposal, which has been filed as Exhibit 99.1 hereto and which is incorporated herein by reference in its entirety. The description of the Shareholders MOU in this Item 4 is qualified in its entirety by reference to the complete text of the Shareholders MOU, which has been filed as Exhibit 99.2 hereto and which is incorporated herein by reference in its entirety. The description of the Business Integration MOU in this Item 4 is qualified in its entirety by reference to the complete text of the Business Integration MOU, which has been filed as Exhibit 99.3 hereto and which is incorporated herein by reference in its entirety.

Except as set forth in this Schedule 13D, NAVER does not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, NAVER reserves the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

Item 5.	Interest in Securities of the Issuer

The disclosure in Item 5 of the Initial Schedule 13D is hereby amended and restated in its entirety and replaced with the following:

(a)

As of the date hereof, NAVER beneficially owns 174,992,000 Shares, and together with the 9,764,543 Shares issuable upon the exercise of NAVER’s right to convert the Allotment Bonds based on the initial conversion price, NAVER would own an aggregate of 184,756,543 Shares, representing approximately 73.7% of the Issuer’s issued and outstanding Shares.

Mr. Jungho Shin, CIC Representative of NAVER and a representative director and Chief WOW Officer of the Issuer, beneficially owns 4,760,500 Shares, and together with the 300,500 Shares issuable upon the exercise of stock options that are exercisable within 60 days, he would own an aggregate of 5,061,000 Shares, representing approximately 2.0% of the Issuer’s issued and outstanding Shares.

Mr. Hae Jin Lee, Global Investment Officer of NAVER and the chairman of the Issuer’s board of directors, beneficially owns 4,594,000 Shares, representing approximately 1.8% of the Issuer’s issued and outstanding Shares.

NAVER expressly disclaims beneficial ownership with respect to the Shares beneficially owned by Mr. Jungho Shin and Mr. Hae Jin Lee.

For purposes of this Schedule 13D, NAVER has assumed that the total number of the Issuer’s issued and outstanding Shares is 250,742,685 Shares, which consists of (i) 240,978,142 Shares issued as of November 8, 2019, as reported on the Issuer’s current report on Form 6-K dated November 8, 2019, and (ii) 9,764,543 Shares issuable upon the conversion of the Allotment Bonds.

(b)	Number of Shares as to which NAVER has:

(i)	sole power to vote or to direct the vote:

184,756,543

(ii)	shared power to vote or to direct the vote:

0

(iii)	sole power to dispose or to direct the disposition of:

184,756,543

(iv)	shared power to dispose or to direct the disposition of:

0

CUSIP No. 53567X101	13D	Page 5 of 8 pages

Number of Shares as to which Mr. Jungho Shin has:

(i)	sole power to vote or to direct the vote:

5,061,000

(ii)	shared power to vote or to direct the vote:

0

(iii)	sole power to dispose or to direct the disposition of:

5,061,000

(iv)	shared power to dispose or to direct the disposition of:

0

Number of Shares as to which Mr. Hae Jin Lee has:

(i)	sole power to vote or to direct the vote:

4,594,000

(ii)	shared power to vote or to direct the vote:

0

(iii)	sole power to dispose or to direct the disposition of:

4,594,000

(iv)	shared power to dispose or to direct the disposition of:

0

(c)	Neither NAVER, nor to the best of NAVER’s knowledge, any of the persons identified on Schedule A attached hereto, has effected any transaction in the Shares during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The disclosure in Item 6 of the Initial Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The information set forth in Item 4 is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

The disclosure in Item 7 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit Number	Description

Exhibit 99.1	Letter of Intent from NAVER Corporation and SoftBank Corp. to the board of directors of LINE Corporation, dated November 18, 2019

Exhibit 99.2	Memorandum of Understanding by and between NAVER Corporation and SoftBank Corp., dated as of November 18, 2019 (English translation)

Exhibit 99.3	Memorandum of Understanding on Business Integration by and among NAVER Corporation, LINE Corporation, SoftBank Corp. and Z Holdings Corporation, dated as of November 18, 2019 (English translation)

CUSIP No. 53567X101	13D	Page 6 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2019

NAVER CORPORATION

By:	/s/ Seongsook Han
Name:	Seongsook Han
Title:	Chief Executive Officer

CUSIP No. 53567X101	13D	Page 7 of 8 pages

SCHEDULE A

Directors and Executive Officers of NAVER Corporation

Name and Title(s)	Business Address	Present Principal Occupation or Employment	Citizenship
Dae-Gyu Byun, Non-Executive Non-Independent Director	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Chairman of the Board of Directors, NAVER Corporation • Chairman of the Board of Directors, Humax	Korea

Seongsook Han, Inside Director	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• President and Chief Executive Officer, NAVER Corporation	Korea

In-Hyuk Choi, Inside Director	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Chief Operating Officer, NAVER Corporation • Chief Executive Officer, Happybean Foundation	Korea

In-Moo Lee, Outside Director	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Outside Director and Member of Audit Committee, NAVER Corporation • Professor, Korea Advanced Institute of Science and Technology & Head, School of Management Engineering	Korea

Ui-Jong Cheong, Outside Director	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Outside Director and Member of Audit Committee, NAVER Corporation • Lawyer, BAE, KIM & LEE LLC	Korea

Jun-Pyo Hong, Outside Director	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Outside Director and Member of Audit Committee, NAVER Corporation • Professor of Plastic Surgery, Ulsan University and Plastic Surgery Surgeon, Asan Medical Center	Korea

Do-Jin Jung, Outside Director	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Outside Director and Member of Audit Committee, NAVER Corporation • Professor, Chung-Ang University Business School • Member of International Public Sector Accounting Standards Board (IPSASB)	Korea

Sang-Jin Park, Chief Financial Officer	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Chief Financial Officer, NAVER Corporation	Korea

Sun-Joo Chae, Chief Communication & Culture Officer	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Chief Communication & Culture Officer, NAVER Corporation	Korea

Hae Jin Lee, Global Investment Officer	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Global Investment Officer, NAVER Corporation	Korea

Seung-Un Kim, CIC Representative	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Representative, Apollo CIC, NAVER Corporation	Korea

Joo-Kwan Kim, CIC Representative	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Representative, Group& CIC, NAVER Corporation	Korea

CUSIP No. 53567X101	13D	Page 8 of 8 pages

Name and Title(s)	Business Address	Present Principal Occupation or Employment	Citizenship

Sun-Young Park, CIC Representative	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Representative, V CIC, NAVER Corporation	Korea

Jungho Shin, CIC Representative	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Representative, Search & Clova CIC, NAVER Corporation	Korea

Geon-Soo Lee, CIC Representative	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Representative, Glace CIC, NAVER Corporation	Korea

Yoon-Sook Lee, CIC Representative	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Representative, Forest CIC, NAVER Corporation	Korea

Joon-Ki Chang, CIC Representative	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Representative, V CIC, NAVER Corporation	Korea